FPL Group


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                              James L. Broadhead
                     Chairman and Chief Executive Officer
                               FPL Group, Inc.

James L. Broadhead is chairman and chief executive officer of FPL Group, Inc., a $6 billion electricity services company. He also is chairman and chief executive officer of FPL Group's principal subsidiary, Florida Power & Light Company, which serves more than seven million people along the eastern seaboard and the southern portion of Florida and is one of the largest electric utilities in the nation. Other businesses of FPL Group include: FPL Energy, which owns and operates power plants in the U.S. and abroad; and FPL FiberNet, which owns and leases fiber optic networks in Florida and the Southeast.

Since joining FPL Group in 1989, Mr. Broadhead has successfully focused the company's efforts on strengthening its core business, Florida Power & Light, and expanding its energy-related operations outside of Florida. At Florida Power & Light, Mr. Broadhead has emphasized lower costs, improved quality and customer focus, and increased speed and flexibility. As a result of the company's success in those areas, the price FPL customers pay for electricity is 15 percent lower than the national average. At the same time, service reliability remains well above the national average. Outside Florida, Mr. Broadhead has employed a strategy utilizing the company's proven strengths in the generation of electricity, with particular emphasis on environmentally favored fuels such as natural gas, wind, solar, and hydro.

Prior to joining FPL Group, Mr. Broadhead was president of GTE Telephone Operations and a member of GTE's board of directors. Before his association with GTE, Mr. Broadhead was president of St. Joe Minerals Corporation. He had previously served in a variety of positions there beginning in 1968, including general counsel, vice president of corporate development, vice president of finance for St. Joe Petroleum Corporation, and president of St. Joe Zinc Company.

Mr. Broadhead received a bachelor's degree in mechanical engineering from Cornell University in 1958 and a juris doctor degree in 1963 from Columbia University Law School. He is a director of Delta Air Lines, Inc., the Pittston Company, and New York Life Insurance Company, and a Trustee of Cornell University. He also is a member of the Business Roundtable and the Business Council. Mr. Broadhead is past chairman of the Florida Olympic Committee and of Partners in Productivity, a state and private partnership to improve the efficiency and effectiveness of Florida's government. He also is past president of the Foundation for the Malcolm Baldrige National Quality Award.